1290 Avenue of the Americas

New York, NY 10104

April 11, 2019

Julie Collett

Senior Director and Counsel

(303) 902-9135

LAW DEPARTMENT

ELISABETH BENTZINGER

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington DC 20549

Phone | 202.551.8045

bentzingere@sec.gov

Re:	AXA Equitable Life Insurance Company

Separate Account FP of AXA Equitable Life Insurance Company

Initial Registration Statements on Form N-6

File Nos. 333-229235 (VUL Legacy); 333-229236 (VUL Optimizer); 811-04335

MONY Life Insurance Company of America

MONY America Variable Account K of MONY Life Insurance Co. of America

Initial Registration Statements on Form N-6

File Nos. 333-229237 (VUL Legacy); 333-229238 (VUL Optimizer); 811-22886

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the staff’s comments on the N-6 registration statements filed by AXA Equitable Life Insurance Company and MONY Life Insurance Company of America (together, the “Companies”) on January 14, 2019, as provided during our conversation on April 10, 2019. We first set forth each specific staff comment and then provide our response.

PROSPECTUS

Cover Page

1.

(VUL Legacy Policies Only) Please prominently disclose on the cover page of the prospectus that the policyholder should carefully read the accompanying supplement and Market Stabilizer Option (“MSO”) prospectus, which contain additional information relating to the MSO.

Response: The disclosure has been revised as requested.

Risk/Benefit Summary: Charges and Expenses You Will Pay (pp. 7-10)

2.

(MONY VUL Legacy Policy Only) Please disclose that the mortality and expense risk charge is a percentage of the value in the variable investment options and the MSO. Please make similar revisions regarding the mortality and expense risk charge in “More Information About Certain Policy Charges.”

Response: It appears that the disclosure had already been revised in “More Information About Certain Policy Charges” as requested. Accordingly, no additional changes were made.

3.	With regard to the Investment Expense Reduction:

a.

Please define “Net Total Annual Portfolio Operating Expenses” under the section titled, “Investment Expense Reduction Applied to the Calculation of Daily Unit Values and remove such definition from footnote 1 on the prior page. In addition to expense limitation and waiver arrangements that are in place for at least one year (i.e., “contractual” arrangements), please also state whether such net expenses reflect arrangements that may be in place for less than one year (i.e., “voluntary” arrangements).

Response: The disclosure has been revised as requested.

b.	Please provide greater detail as to what the term “Investment Expenses” means.

Response: The disclosure has been revised to remove the term “Investment Expenses” and to provide greater detail as to what the numbers represent.

c.

In the paragraph where you disclose how owners may determine the Investment Expense Reduction for each Portfolio, revise “Annual Portfolio Operating Expenses” to read “Net Total Annual Portfolio Operating Expenses.”

Response: The disclosure has been revised as requested.

d.

Because the Investment Expense Reduction is a decrease in the daily unit values of the variable investment options of the separate account, and not a reduction in Portfolio expenses, please do not describe the Investment Expense Reduction as an expense reduction “to the Portfolios” or “for the Portfolios.”

Response: The disclosure has been revised as requested.

Similarly, please remove the line item in Footnote 1 to the Portfolio operating expenses table titled “Total Annual Portfolio Operating Expenses after the effect of Expense Limitation Arrangements and any applicable Investment Expense Reduction.”

Response: The disclosure has been revised as requested.

e.

The prospectus states that the Investment Expense Reduction will not “exceed the Net Total Annual Portfolio Operating Expenses of each variable investment options’ corresponding Portfolio as the date each unit value is calculated.” Please explain supplementally how the Investment Expense Reduction could ever exceed the Net Total Annual Portfolio Operating Expenses (e.g., if the Net Total Annual Portfolio Operating Expenses is 0.79% (highest possible expense for the first tier), the Investment Expense Reduction would only be 0.37%, and if the Net Total Annual Portfolio Operating Expenses is 1.15% (highest possible expense for the second tier), the Investment Expense Reduction would only be 0.35%).

Response: While it is unlikely that the situation described above would occur, the disclosure has been revised to indicate that the intent is for the Investment Expense Reduction for each variable investment option is not to exceed the Net Total Annual Portfolio Operating Expenses of each variable investment options’ corresponding Portfolio as of the date each unit value is calculated.

More Information About Policy Features and Benefits – Cash Value Plus Rider (p. 41)

4.

(VUL Optimizer Policies Only) Please more clearly explain in the prospectus, in accordance with plain English principles, the cumulative-based premium cap calculation that may limit the amount paid upon surrender under the Cash Value Plus Rider. In particular, please explain how this calculation may “effectively limit the percentage of surrender charges waived and/or the percentage of premium charge refunded” listed in the table.

Further, it appears that this calculation may result in a net cash surrender value “calculated prior to any reduction or refund,” where the premium charge is not refunded and the surrender charges are not waived (despite the disclosure and table stating otherwise). If true, then please: (a) clearly state that an owner who elects the rider and pays the monthly rider fee may not receive a reduction in surrender charges or refund of premium charges upon surrender; (b) explain the circumstances under which a refund or waiver may not be provided; (c) disclose that the Company will not refund the rider fee if a refund or waiver is not provided; and (d) make clear throughout the prospectus that the rider “may,” rather than “will,” provide for premium charge refunds and surrender charge waivers.

Response: The disclosure has been revised as requested.

More Information About Certain Policy Charges (pp. 47-50)

5.	Please do not describe the Investment Expense Reduction as an expense reduction “to the Portfolios” or “for the Portfolios” when discussing the periodic charges under the Policy.

Response: The disclosure has been revised as requested.

More Information About Policy Features and Benefits - Customer Loyalty Credit (p. 45)

6.	(VUL Optimizer Policies Only) Please remove “Non-guaranteed component” in the table heading.

Response: The disclosure has been revised as requested.

7.	(VUL Optimizer Policies Only) Please delete “higher” prior to “percentage credit.

Response: The disclosure has been revised as requested.

Risk/Benefit Summary: Charges and Expenses You Will Pay (pp. 7-10)

8.	(VUL Legacy Policies Only) Please clarify the maximum Morality and expense risk charge in years 16+.

Response: The disclosure has been revised as requested.

********

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 303-902-9135 or julie.collett@axa-equitable.com.

Thank you very much for your assistance with this filing.

Sincerely,

/s/ Julie Collett
Julie Collett